Exhibit 99.1

VisionChina Media Announces Appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as it's Independent Auditors

BEIJING, Jan. 13, 2017 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced that its Board of Directors and Audit Committee have approved the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP ("BDO China") as the Company's independent auditors, effective January 11, 2017.

The decision to appoint BDO China was made after careful consideration by the Board of Directors, the Audit Committee and management of the Company and approved by the Board of Directors and the Audit Committee. During the two fiscal years ended December 31, 2014 and 2015, there were no (1) disagreements with Deloitte Touche Tohmatsu ("Deloitte") on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make references in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit reports of Deloitte on the Company's consolidated financial statements for the fiscal years ended December 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the year ended December 31, 2015 included an explanatory paragraph regarding the substantial doubt about the Company's ability to continue as a going concern and an explanatory paragraph regarding the retrospective adjustments to reflect discontinued operations.

Mr. Johnson Chou, Financial Controller of VisionChina Media commented, "With BDO China team's significant experience working with publicly traded companies, large local presence and its well-established reputation, we believe that BDO China is well qualified to become our independent auditors. We look forward to a constructive and professional relationship with BDO China."

BDO China Shu Lun Pan Certified Public Accountants LLP is an established accounting firm in China and currently has over 8,000 employees, including more than 2,000 certified public accountants. BDO China provides audit and related services for a wide range of clients including large stated-owned enterprises, banks and securities companies, futures brokerage companies, insurance companies, trusts and funds and overseas listed companies.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2016, VisionChina Media's advertising network included approximately 58,365 digital television displays on mass transportation systems in 14 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 25 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 35,000 buses under the brand name "VIFI," spanning over 15 million commuters and providing over 6 million Wi-Fi service sessions per day.

For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

Mr. Ross Warner
The Piacente Group, Inc.
Tel: +86 (10) 6535-0149
E-mail: visionchina@tpg-ir.com

In the United States:
Mr. Alan Wang
The Piacente Group, Inc.
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com